21001714

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-045463

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALMARK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 SPRINGSIDE DR., SUITE 110
(No. and Street)

AKRON (City) OH (State) 44333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELIZABETH E. KOZENKO (330) 576-1234 X 3452
(Area Code – Telephone Number)

Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSL, P.A.
(Name – *if individual, state last, first, middle name*)

255 S. ORANGE AVE., SUITE 600 (Address) ORLANDO (City) FL (State) 32801 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ELIZABETH E. KOZENKO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALMARK SECURITIES, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth E. Kozenko
Signature

SECRETARY, VP FINANCE & ADMINISTRATION
Title

Lisa Burnham
Notary Public

NOTARIAL SEAL STATE OF OHIO
Lisa Burnham
Resident Summit County
Notary Public, State of Ohio
My Commission Expires:
February 20, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALMARK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2020

CONTENTS

MSL

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Valmark Securities, Inc.
Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valmark Securities, Inc. as of December 31, 2020, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valmark Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valmark Securities, Inc.'s management. Our responsibility is to express an opinion on Valmark Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Valmark Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Board of Directors of
Valmark Securities, Inc.

Auditor's Report on Supplemental Information

The information contained in the accompanying supplemental information on Schedule I – Computation of Net Capital (under 17 C.F.R. §240.17a-5) has been subjected to audit procedures performed in conjunction with the audit of Valmark Securities, Inc.'s financial statements. The supplemental information is the responsibility of Valmark Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on Schedule I – Computation of Net Capital (under 17 C.F.R. §240.17a-5) is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSL, P.A.
Certified Public Accountants

We have served as Valmark Securities, Inc.'s auditors since 2009.

Orlando, Florida
February 26, 2021

VALMARK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS	
Cash and cash equivalents	$ 1,961,917
Deposits at clearing brokers	120,006
Commissions receivable	7,534,615
Due from affiliates	85,978
Other receivables	99,023
Customer list, net	159,563
Investment in affiliates	2,550
TOTAL ASSETS	$ 9,963,652
LIABILITIES	
Commissions payable	$ 6,468,781
Due to affiliates	718,675
Other	250,047
TOTAL LIABILITIES	7,437,503
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding	100
Paid-in capital	47,424
Retained earnings	2,478,625
TOTAL SHAREHOLDER'S EQUITY	2,526,149
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 9,963,652

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2020

REVENUES		
Commissions from the sale of insurance based products, investment company shares, and other		$ 53,534,209
Trail commissions		23,563,709
Other		1,504,582
	TOTAL REVENUES	78,602,500
COMMISSIONS AND OTHER CLEARING BROKER EXPENSES		64,919,903
		13,682,597
OPERATING EXPENSES		10,665,029
	INCOME BEFORE INCOME TAX EXPENSE	3,017,568
INCOME TAX EXPENSE		633,689
	NET INCOME	$ 2,383,879

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2020

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BEGINNING BALANCE - JANUARY 1, 2020	100	$ 100	$ 47,424	$ 2,394,746	$ 2,442,270
DIVIDENDS	-	-	-	(2,300,000)	(2,300,000)
NET INCOME	-	-	-	2,383,879	2,383,879
ENDING BALANCE - DECEMBER 31, 2020	100	$ 100	$ 47,424	$ 2,478,625	$ 2,526,149

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,383,879
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Deposits at clearing brokers	(181)
Commissions receivable	(3,505,191)
Other receivables and prepaid expenses	27,176
Customer list, net	(159,563)
Commissions payable	2,996,464
Other liabilities	112,789
Due from/to affiliates, net	(93,335)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,762,038
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of dividends on common stock	(2,300,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(537,962)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,499,879
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,961,917

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2020

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Valmark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business Description

The Company is a wholly owned subsidiary, via a pass-through entity (Valmark Investments, LLC), of Executive Insurance Agency, Inc. ("EIA"), which is a wholly owned subsidiary of Valmark Financial Group, LLC ("VFG"). Prior to June 2016, VFG was known as Valmark Insurance Agency, LLC. The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to a stock and mutual fund brokerage firm who clears trading transactions. Customers remit funds directly to the insurance carriers and broker, and no funds or securities are held by the Company. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides these services to independent financial advisors, enabling them to provide investors with the services described above.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include, among others, the allocation of operating expenses from VFG and the determination of the amounts to accrue with respect to certain legal contingencies, the ultimate outcome of which cannot be determined until such litigation has concluded. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Collections of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest, unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be charged off. In the opinion of management, at December 31, 2020, all commissions were considered collectible and no allowance was necessary.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

Commissions receivable, other receivables and due from affiliates - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price (see Note C).

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes

The Company does not file separate income tax returns; rather, its activity is included in consolidated tax returns filed by EIA. The Company accrues an income tax provision based on its ratable share of consolidated income taxes or benefit as if the Company and EIA filed on a separate-return basis, and the amount of current tax or benefit calculated is recorded as due to/from affiliates and either remitted to or received from EIA. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it cannot be determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will be realized. The Company's tax provision consists of its current tax provision, plus any change during the year in deferred tax assets and liabilities (see Note D).

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Allowances for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount can reasonably be estimated. As of December 31, 2020, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. As of December 31, 2020, with few exceptions, the consolidated income tax returns filed by EIA are no longer subject to income tax examinations by U.S. federal taxing authorities for any year before 2017.

Customer List

The Company amortizes acquired customer lists on a straight-line basis over their estimated remaining useful lives, which the Company has determined to be 8 years. Customer lists are evaluated annually for impairment. There were no impairment losses recorded during the year ended December 31, 2020 (see Note I).

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 26, 2021, the date the financial statements were available to be issued.

B. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS *(Continued)*

The Company's two largest product vendors accounted for approximately 25% and 14% of commission income for the year ended December 31, 2020. The Company's three largest individual accounts receivable balances at December 31, 2020 were from three insurance carriers and represented 47%, 16% and 10% of year-end commissions receivable, respectively.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk related to its cash balances.

C. REVENUES

Significant Judgments

The Company derives revenue from contracts with customers by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. The Company also receives trail commissions for the ongoing servicing of variable annuity, variable life, and certain mutual fund transactions. Recognition and measurement of revenue is based on the assessment of individual contract terms using portfolio approach practical expedient. Management has determined in all cases that performance obligations are satisfied at a point in time.

Commission Revenue

Brokerage commissions. The Company introduces customers to a clearing broker-dealer to execute buys and sells of securities. Each time a customer enters into a buy or sell transaction, the Company receives a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the clearing broker-dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company considers the performance obligation satisfied on the trade date when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Variable annuity and insurance contracts. The Company acts as an agent for certain insurance carriers to enter into variable life insurance contracts or variable annuity contracts. Commissions are recorded on the date the contract is signed by the customer. The Company considers the performance obligation satisfied on the date of the customer's signature. At this time, the contract is final, in force, and the ownership of the policy has been transferred to the customer. For insurance renewal commissions that are premium-based, variable consideration is deemed to be insignificant due to probable reversals, and accordingly revenue is recorded at the time of renewal.

C. REVENUES *(Continued)*

Trail commissions. The Company earns trail commissions (commissions that are paid over time, such as 12(b)-1 fees) that are recurring in nature and are earned based on the market value of investment holdings in customer accounts eligible to pay trails. Trail commissions are primarily earned on mutual funds and variable annuity contracts. As trailing commission revenue is based on the market value of clients' investment holdings, the consideration is variable, and an estimate of the variable consideration is constrained due to the dependence on unpredictable market impacts and client account values. The constraint is removed once the account value can be determined. Accordingly, trail commissions are recorded on the date the insurance company or fund company generates the commission. The Company considers the performance obligation satisfied on this date due to the fact that these commissions are paid at the end of the performance obligation period (typically the last day of a quarter or month).

The following table presents sales-based (brokerage, variable annuity, and insurance contracts) and trail commissions revenue disaggregated by investment product category for the year ended December 31, 2020:

Commission revenue		
Sales-based		
Life insurance	$	35,229,449
Annuities		10,190,790
Mutual funds		4,170,292
Life settlements		3,699,407
Stocks & bonds		244,271
Total sales-based revenue		53,534,209
Trail-based		
Annuities		14,546,002
Mutual funds		5,641,519
Life insurance		3,376,188
Total trail-based revenue		23,563,709
Total commission revenue	$	77,097,918

Other revenue includes affiliation, licensing, software, and other fees charged to independent representatives, and is recorded as services are provided. Other revenue also includes interest income, which is recorded when received.

D. INCOME TAXES

The Company's income tax provision for the year ended December 31, 2020 is entirely related to federal income taxes. The Company is subject to the Ohio Commercial Activities Tax ("CAT"), which was immaterial for 2020.

For the year ended December 31, 2020, the Company's total tax provision of approximately $634,000 consisted solely of the current tax expense resulting from the taxable income generated during the year ended December 31, 2020. There were no significant differences between the financial reporting and the tax basis of assets and liabilities. The income tax liability is recorded in Due to Affiliates at December 31, 2020.

E. RELATED-PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VFG and three affiliated entities. Substantially all of the Company's operating expenses are allocated by VFG for the year ended December 31, 2020. The allocation is pursuant to the expense-sharing agreement between the Company and VFG. Management periodically reviews and modifies the expense allocation when events and circumstances warrant such modification. Allocations are primarily based on estimated employee time expended on each entity.

VFG rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VFG was approximately $277,000 for the year ended December 31, 2020.

At December 31, 2020, Due to Affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2021.

One of the Company's customers is an affiliate of an indirect owner of the Company and, therefore, is a related party. This related party accounted for approximately 3% of commission income for the year ended December 31, 2020, and approximately 16% of the commissions receivable balance at December 31, 2020.

F. JOINT VENTURE

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA"), which qualifies as a variable-interest entity. The Company owns 51% of PMIA. PMIA was formed as a joint opportunity to market and provide investment products. Even though the Company owns 51% of the entity, the Company is credited or charged with only 30% of the net profits or net losses. Therefore, it was determined that the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the joint venture under the equity method of accounting. As of December 31, 2020, total assets and liabilities of PMIA were minimal, and there was minimal activity in the statement of operations for the year ended December 31, 2020.

G. CONTINGENCIES

Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

G. CONTINGENCIES *(Continued)*

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. In the event of noncompliance, the Company may be subject to disciplinary action, including fines. Management is not aware of any asserted violations that could result in significant exposure to the Company.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

COVID-19 Pandemic

To date, the Company has not experienced any significant direct negative impact of COVID-19 pandemic to its business. However, the pandemic continues to impact economic conditions, and could potentially have a negative impact the Company's financial position, results of operations, and cash flows in the future. Management is actively monitoring this situation, however, given the daily evolution of the pandemic and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 pandemic on our future financial condition, results of operations, or cash flows.

H. NET CAPITAL PROVISIONS OF RULE 15c3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $1,195,361, as computed by this Rule, which was $703,227 in excess of its required net capital of $492,134.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2020, the ratio was 6.18 to 1.

I. CUSTOMER LIST

During 2020, the Company, in conjunction with its parent company signed an agreement with an unrelated third party to acquire the rights to an income stream that was previously shared under a revenue sharing agreement. The Company's allocable portion of consideration to acquire such rights is comprised of the following:

Cash	$	55,500
Contingent consideration		111,000
Fair value of consideration	$	166,500

The allocable portion of contingent consideration due from the Company is $55,500 on each of the first and second anniversary dates of the original acquisition agreement, assuming that certain criteria defined in the agreement are met, including the retention of 75% or more of the subject accounts acquired. The Company has determined the fair value of their allocable portion of contingent consideration to be the total gross value based on management's assessment of the probability level of payment which considered the client composition of the historical income stream acquired and the historical and future expected client retention rates.

As of and for the year ended December 31, 2020, customer list and related amortization was as follows:

Customer list	$	166,500
Accumulated amortization		(6,938)
Net book value	$	159,562

Amortization expense	$	6,938

The estimated amortization expense over each of the next five years is $20,813.

SUPPLEMENTAL INFORMATION

VALMARK SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Under 17 C.F.R. § 240.17a-5)

December 31, 2020

Net capital	
Total shareholder's equity from statement of financial condition	$ 2,526,149
Deductions and/or changes:	
Nonallowable assets:	
Commissions receivable and other receivables	1,048,669
Other	120,006
Customer list, net	159,563
Investment in and receivables from affiliates	2,550
	1,330,788
Net capital	$ 1,195,361
Aggregate indebtedness	$ 7,382,003
Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness	$ 492,134
Minimum required net capital	$ 50,000
Net capital requirement	$ 492,134
Excess net capital	$ 703,227
Ratio of aggregate indebtedness to net capital	6.18

Note - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report on Form X-17A-5.

VALMARK SECURITIES, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES

Year Ended December 31, 2020

CONTENTS

MSL

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Valmark Securities, Inc.
Akron, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Valmark Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than those specified parties.

MSL, P.A.

Certified Public Accountants

Orlando, Florida
February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

45483 FINRA DEC
VALMARK SECURITIES, INC.
130 SPRINGSIDE DR. STE 110
AKRON, OH 44333-2486

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ELIZABETH KOZENKO 330-576-1234

2. A.	General Assessment (item 2e from page 2)	$3,738.79
B.	Less payment made with SIPC-6 filed (exclude interest) 7/23/2020 Date Paid	(1,622.40)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,116.39
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ Total (must be same as F above) $2,116.39	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VALMARK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Elizabeth Kozenko
(Authorized Signature)

Dated the 18th day of FEBRUARY, 20 21.

SECRETARY, VP - FINANCE & ADMINISTRATION
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$79,523,503
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	76,853,647
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	177,332
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	77,030,979
2d. SIPC Net Operating Revenues	$2,492,524
2e. General Assessment @ .0015	$3,738.79
	(to page 1, line 2.A.)

VALMARK SECURITIES, INC.

REPORT ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER

Year Ended December 31, 2020

CONTENTS

MSL

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER

To the Board of Directors of
Valmark Securities, Inc.
Akron, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption to the Customer Protection Rule Under SEC Rule 15c3-3, in which (1) Valmark Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valmark Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii), (the "exemption provisions") and (2) Valmark Securities, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Valmark Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valmark Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSL, P.A.

Certified Public Accountants

Orlando, Florida
February 26, 2021

VALMARK
— SECURITIES, INC. —

ValMark Securities, Inc.
130 Springside Drive
Akron, OH 44333
P 330-576-1234 **TF** 800-765-5201

Broker Dealer Statement of Exemption to the Customer Protection Rule Under SEC Rule 15c3-3

Valmark Securities, Inc. claims exemption from SEC Rule 15c3-3 under the provisions of SEC Rule 15c3-3(k)(2)(ii).

Valmark Securities, Inc., an introducing broker-dealer, clears all brokerage transactions with and for customers through Pershing, LLC (clearing broker-dealer). Valmark Securities, Inc. promptly transmits all customer funds and securities to Pershing, LLC, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4.

After testing the population of transactions, Valmark Securities, Inc. concludes that they have met the requirements under SEC Rule 15c3-3(k)(2)(ii) including limited relief under Regulatory Notice 15-23 with the following exceptions for the year beginning January 1, 2020 and ending December 31, 2020:

- Ten transactions were forwarded to the carrier between six and nineteen business days after receipt. These transactions were researched and found to be the result of a lag between when the registered representative received the checks and when they were forwarded to the carrier. Registered reps were instructed to promptly forward all customer funds in the future.
- Twenty-one transactions were forwarded to the carrier between six and eighteen business days. These transactions were researched and found to be a result of mail delays. The checks were sent to the home office for processing and did not immediately arrive. Checks were promptly forwarded to the respective carriers within two business days after receipt in the home office.

Elizabeth Kozenko

Elizabeth E. Kozenko
VP Finance & Administration
Secretary, Valmark Securities, Inc.